

Mail Stop 4720

June 26, 2009

Sent via U.S. mail and facsimile to (727) 471-0001

Stan B. McClelland
Chief Financial Officer
First Community Bank Corporation of America
9001 Belcher Road
Pinellas Park, Florida 33782

> **RE:** **First Community Bank Corporation of America**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 000-50357**

Dear Mr. McClelland,

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 22

1.   Please tell us and revise your future filings to provide an expanded discussion of the change in your loan loss methodology in 2007, including quantification of the effect of this change on your allowance and provision for loan losses.

Loans, page 22

2.   Please tell us and revise future filings to specifically disclose the extent to which you participate in high risk lending activities, such as whether you originate or hold subprime, alt-A or negative amortization loans.

3.   Please tell us and revise future filings to disclose, both here and in the notes to your financial statements, your policy for classifying a loan as impaired.

4.   We note the continued deterioration in the credit quality of your loan portfolio, particularly with respect to commercial real estate and residential mortgage loans. We also note that you disclose, on page 22, that you believe "general economic conditions in our primary service areas, including the real estate market, continue to be healthy…" This disclosure does not appear to be consistent with your actual credit quality trends as evidenced by the significant increases in nonperforming assets. Please tell us and revise your disclosure in future filings to comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the decrease in your allowance for loan losses in the first quarter of 2009. Please address the following in your response:

- Discuss in general the relationship between your non-performing and impaired loans and the allowance for loan losses.

- Discuss in detail how you measure impairment on your impaired loans and link this information to the decrease in your allowance for loan losses.

- Discuss in detail the extent to which your non-performing and impaired loans are collateralized.

- Consider disclosing delinquency information on your portfolio and clearly discuss how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

- Revise your future filings to reconcile the discussions of your nonperforming assets with your discussions of real estate trends for your market.

5.   We note that your non-performing loans balance has increased significantly in each of the last three years and through the first quarter of 2009, specifically non-accrual loans and foreclosed real estate. We were unable to locate disclosure of the specific reasons for the large increases. Please tell us and revise future filings to provide a thorough disclosure addressing changes in (and related trends in) your non-performing assets balance, including which category of loans the increase relates to, the number of non-performing assets included in each loan category, the reason for the increase and, if applicable, steps you have taken to remediate (or collect on) the nonaccrual loans.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies – Foreclosed Real Estate, page F-12

6.   Please tell us and revise future filings to disclose how your policy of initially recording foreclosed real estate "at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure" complies with paragraph 28 of SFAS 15.

Note 8. Income Taxes, page F-27

7.   Considering that the allowance for loan loss provision substantially contributed to your 2008 net losses and that you continue to experience declining credit trends, please revise future filings to disclose the specific reasons why you believe that it is more likely than not your deferred tax assets will be realized and that a valuation allowance is not needed. Specifically detail the positive and negative evidence used to support your conclusion under paragraphs 23-24 of SFAS 109.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in

Stan B. McClelland
First Community Bank Corporation of America
June 26, 2009
Page 4

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief